EXHIBIT D-12


                          STATE CORPORATION COMMISSION



                                                      AT RICHMOND,  May 26, 2000


JOINT PETITION OF
                                                              CASE NO. PUA000034
CAROLINA POWER AND LIGHT COMPANY,
INTERPATH COMMUNICATIONS, INC.,
AND
CP&L ENERGY, INC.

For authority pursuant to the Utility Transfers Act.


                            ORDER GRANTING AUTHORITY


          On May 4, 2000, Carolina Power and Light Company ("CP&L"), CP&L Energy, Inc. ("CP&L Energy"), and Interpath Communications, Inc. ("Interpath"), (collectively referred to as "Joint Petitioners") filed a joint petition with the Commission under the Utility Transfers Act. In the joint petition, Joint Petitioners request authority for the indirect transfer of Interpath stock in connection with the reorganization of CP&L's corporate structure through the formation of a holding company.

          As stated in the joint petition, CP&L is a North Carolina public service company engaged in the provision of wholesale and retail electric service in North and South Carolina. CP&L Energy is currently a wholly owned subsidiary of CP&L. Interpath is a public service company dually incorporated under the laws of the Commonwealth of Virginia and the State of North Carolina and is a wholly owned subsidiary of CP&L. Interpath holds certificates of public convenience and necessity to furnish inter-exchange and intrastate local exchange telecommunications services throughout North Carolina and Virginia. Interpath has no customers in Virginia and has no accepted tariff on file with the Commission.

          As stated by Joint Petitioners, to implement the reorganization, current holders of CP&L common stock will exchange their shares for a like number of shares of CP&L Energy common stock, and CP&L Energy will become the sole owner of the CP&L common stock. As a result of the exchange, CP&L will become a wholly owned subsidiary of CP&L Energy. Interpath will remain a wholly owned subsidiary of CP&L. Therefore, the resulting direct control of Interpath will remain the same as under the current corporate structure. An additional layer above CP&L will be added to the corporate structure so there will be a change in ultimate control of Interpath. It is represented in the joint petition that the management and operation of Interpath will not change as a result of this holding company reorganization.

          THE COMMISSION, upon consideration of the joint petition and representation of Joint Petitioners and having been advised by its Staff, is of the opinion and finds that the above-described transfer of Interpath's stock through the above-described transaction will neither impair nor jeopardize the provision of adequate service to the public at just and reasonable rates and, therefore, should be approved. Accordingly,

          IT IS ORDERED THAT:

          1) Pursuant to ss.ss. 56-88.1 and 56-90 of the Code of Virginia, Joint Petitioners are hereby granted authority for the indirect transfer of Interpath's stock through the transaction described herein.

          2) There appearing nothing further to be done in this matter, it hereby is dismissed.

          AN ATTESTED COPY hereof shall be sent to Richard D. Gary, Esquire, Hunton & Williams, Riverfront Plaza, East Tower, 951 East Byrd Street, Richmond, Virginia 23219-4074; and delivered to the Commission's Divisions of Public Utility Accounting and Communications.